Exhibit 12.1

Netflix, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,					For the nine months ended September 30, 2009
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	131,500	110,925	79,912	7,968	21,564	140,856
Plus:
Fixed charges (excluding capitalized interest)	7,033	4,706	4,312	2,991	2,496	5,653
Total Earnings	138,533	115,631	84,224	10,959	24,060	146,509

Fixed Charges
Interest expensed & capitalized	2,686	1,953	1,290	1,044	253	2,004
Amortized capitalized expenses related to indebtedness	—	—	—	—	—	14
An estimate of the interest component within rental expense	4,515	3,494	3,078	2,584	2,326	3,590
Total Fixed Charges	7,201	5,447	4,368	3,628	2,579	5,608
Ratio of Earnings to Fixed Charges	19.24	21.23	19.28	3.02	9.33	26.13